BMC Industries, Inc. One Meridian Crossings, Suite 850 Minneapolis, MN 55423 Web site: www.bmcind.com

NEWS RELEASE

CONTACT:	BRADLEY D. CARLSON	(NYSE: BMM)
	(952) 851-6020	FOR IMMEDIATE RELEASE

BMC INDUSTRIES DISCONTINUES COMMON STOCK DIVIDEND

Reflects Focus on Reducing Debt and Investing in Businesses

August 16, 2002 - Minneapolis, Minnesota, USA - The Board of Directors of BMC Industries, Inc. (NYSE: BMM) today announced that the company will discontinue the payment of dividends on its common stock.  This policy is based on the Board's decision to reinvest all cash generated by BMC's businesses into the future growth of the company to create long-term shareholder value and is consistent with the company's objectives of reducing debt.

"We are excited about the growth prospects for BMC, but we feel that until we are profitable and improve our balance sheet, we need to exercise tight control over our cash," said Doug Hepper, BMC Industries chairman and chief executive officer. "This is one of many prudent steps we are taking to build our cash flow and return us to the track of creating shareholder value."

BMC's last quarterly dividend on the company's common stock was announced on May 9, 2002 at $0.0025 per share, payable July 3, 2002, to holders of record June 19, 2002.

BMC Industries, founded in 1907, is comprised of two business segments: Buckbee-Mears and Optical Products.  The Buckbee-Mears group offers a range of services and manufacturing capabilities to meet the most demanding precision metal manufacturing needs.  The group is a leading producer of a variety of precision photo-etched and electroformed components that require fine features and tight tolerances.  The group is also the only North American manufacturer of aperture masks, a key component in color television picture tubes.

The Optical Products group, operating under the Vision-Ease trade name, is a leading designer, manufacturer and distributor of polycarbonate, glass and plastic eyewear lenses.  Vision-Ease is a technology and market share leader in the polycarbonate lens segment of the market. Polycarbonate lenses are thinner and lighter than lenses made of other materials, while providing inherent ultraviolet (UV) filtering and impact resistant characteristics.

BMC Industries, Inc. is traded on the New York Stock Exchange under the ticker symbol "BMM." For more information about BMC Industries, Inc., visit the Company's Web site at www.bmcind.com.